Exhibit 99.1

Aeterna Zentaris Provides Business Outlook and Outlines Pipeline Priorities

– Company advancing diversified portfolio focused on areas of significant unmet medical need

– Supported by solid financial position with cash to fund operations beyond 2023

TORONTO, ONTARIO, January 26, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today provided a corporate update and business outlook.

“Over the course of 2021, we in-licensed six new pre-clinical development programs, four potential therapeutics and two potential vaccines, all of which were added to our development pipeline based on their potential to represent significant individual market opportunities,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

“We continue to make progress and are working to advance all of our pre-clinical and clinical programs. With regards to our Phase 3 DETECT clinical trial of macimorelin for diagnostic use in childhood-onset growth hormone deficiency, we have experienced unavoidable delays in site initiation and patient enrollment due to rise of the Omicron variant in the COVID-19 pandemic. Our team is diligently working to get more clinical sites up and running with the goal of building momentum and bringing this study across the finish line while navigating as best as possible through this challenge,” added Dr. Paulini.

“Our cash position remains an important strength for Aeterna, which enables us to fully focus on our development and strategic priorities. Our management team is committed to driving our programs forward with the goal of transitioning our pre-clinical assets towards in-human clinical studies. We believe 2022 will be an important year for the Company and a significant step forward towards realizing the value of our pipeline and unlocking value for our shareholders,” concluded Dr. Paulini.

Pre-Clinical and Clinical Programs Update:

Therapeutics Development Pipeline

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder (“NMOSD”) and Parkinson’s disease (PD)

Aeterna entered into an exclusive patent license and research agreement with Julius-Maximilians-University of Wuerzburg in January and September 2021 to develop AIM Biologicals for the potential treatment of NMOSD and PD, respectively.

AIM Biologicals (Auto-Immunity Modifying Biologicals) utilize a novel mechanism which is believed to demonstrate that peptide antigens presented on immunosuppressive MHC class I molecules can selectively and efficiently induce antigen-specific tolerance. Based on this mechanism, the targeted immunomodulating therapeutics are being designed as optimized soluble molecules with the goal that they may be adapted to selectively induce tolerance to various autoantigens.

During pregnancy, the maternal immune system tolerates paternal antigens from the embryo but is still effective to protect mother and embryo from foreign pathogens. Parts of the natural mechanisms responsible for this feto-maternal immune tolerance form the scientific basis for the concept of AIM Biologicals. Pre-clinical studies conducted by the Julius-Maximilians-University thus far indicate that tolerance induction appears to be achieved via selective elimination of antigen-specific immune effector cells and via induction of antigen-specific regulatory T cells from naïve T cells.

The Company has entered into a Research Agreement under which the Company has engaged the University of Wuerzburg on a fee-for-service basis to conduct research activities and pre-clinical development studies on the AIM Biologicals, the results of which are covered within the scope of the license agreements. Additionally, Prof. Dr. Joerg Wischhusen of the University of Wuerzburg was engaged by the Company as a scientific consultant to support development of this new class of potential therapeutics. Michael Levy, MD, PhD, Research Director of the Division of Neuroimmunology & Neuroinfectious Disease at Massachusetts General Hospital (“MGH”) was also retained as a scientific consultant. Dr. Levy will provide scientific support, animal model testing and advice to Aeterna Zentaris in the field of inflammatory CNS disorders, autoimmune diseases of the nervous system, and NMOSD.

For the development of AIM Biologicals as potential PD therapeutics, Aeterna plans to utilize, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers.

Next Steps – NMOSD

●	Conduct in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate.
●	Manufacturing process development for selected candidate.

Next Steps – Parkinson’s Disease

●	Design and produce antigen-specific AIM Biologics molecules for the potential treatment of Parkinson’s disease.
●	Conduct in-vitro and in-vivo assessments in relevant Parkinson’s disease models.

Delayed Clearance Parathyroid Hormone (“DC-PTH”) Fusion Polypeptides: Potential treatment for primary hypoparathyroidism

In March 2021, Aeterna entered into an exclusive patent and know-how license agreement and research agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to DC-PTH fusion polypeptides with delayed clearance for all human uses. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed with the goal of providing a potential new treatment option of primary hypoparathyroidism in adults.

Next Steps

●	Work with The University of Sheffield to conduct in depth characterization of development candidate (in-vitro and in-vivo).
●	Develop manufacturing process.
●	Formalize pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

Macimorelin Therapeutic: Ghrelin agonist in development for the treatment of ALS (Lou Gehrig’s disease)

In January 2021, the Company entered into a material transfer agreement with the University of Queensland, Australia, to provide macimorelin for the conduct of pre-clinical and subsequent clinical studies evaluating macimorelin as a potential therapeutic for the treatment of ALS (Lou Gehrig’s disease). The University of Queensland researchers have filed for supportive grants and aim to conduct pre-clinical studies in multiple pre-clinical models to demonstrate the therapeutic potential of macimorelin to slow disease progression and disease-specific pathology.

Macimorelin, a potent ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Acting via this mechanism, which was established during the development as a diagnostic test for growth hormone deficiency, it is believed that macimorelin may slow the progression of certain neurodegenerative diseases like ALS.

Apart from already available pre-clinical and clinical data on macimorelin for the development as a diagnostic, Aeterna may utilize the established supply chain to support this development. Alternative formulations are currently also under development, as a further option in addition to the existing oral solution already approved for the diagnostic use in adult growth hormone deficiency (AGHD).

Next Steps

●	Work with The University of Queensland to conduct proof-of-concept studies with macimorelin in disease-specific animal models.
●	Assess alternative formulations.
●	Formalize pre-clinical development plan.

Diagnostics Development Pipeline

Macimorelin Diagnostic: Ghrelin agonist in development for diagnostic use in childhood-onset growth hormone deficiency (“CGHD”)

Aeterna is currently conducting its pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of CGHD. Children and adolescents from two to less than 18 years of age with suspected growth hormone deficiency are to be included. The study is expected to include approximately 100 subjects in Europe and North America, with at least 40 subjects in pre-pubertal and 40 subjects in pubertal status. Macimorelin growth hormone stimulation test (“GHST”) will be performed twice for repeatability data and two standard GHSTs will be used as controls: arginine (i.v.) and clonidine (p.o.). On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active. The first clinical sites in the U.S. and in Europe are open for patient recruitment. In Europe, national clinical trial approval procedures and site initiation activities are ongoing. At this point in time, we are closely monitoring delays in site activation and enrollment due to the ongoing COVID-19 pandemic, to mitigate potential impact on estimated trial completion dates.

The Company continues to advance its ongoing business development discussions to secure commercialization partners for macimorelin in additional markets. In addition to its previously established agreements, Aeterna recently entered into a license agreement with NK Meditech Ltd., for the development and commercialization of macimorelin in the Republic of Korea, and a distribution agreement with Er-Kim Pharmaceuticals Bulgaria EOOD for the commercialization of macimorelin in Turkey and some Balkan countries.

Vaccine Development Pipeline

Salmonella-Based Vaccine Platform: Potential orally active, live-attenuated bacterial vaccine with application across multiple coronavirus types, including COVID-19 (SARS-CoV-2) and Chlamydia

In February 2021, Aeterna entered into an exclusive option agreement with the University of Wuerzburg to evaluate a pre-clinical, potential COVID-19 vaccine developed at the University of Wuerzburg. In March 2021, the Company exercised its option and entered into a license agreement where the Company was granted an exclusive, world-wide, license to certain patent applications and know-how owned by the University of Wuerzburg to research and develop, manufacture, and sell a potential COVID-19 vaccine. The Company’s vaccine platform is currently undergoing pre-clinical studies for the prevention of coronavirus diseases, including COVID-19 (SARS-CoV-2) with the planned start of clinical development targeted for H1 2023.

In September 2021, the Company exercised its option under the agreement with the University of Wuerzburg on a then undisclosed field, now known to be Chlamydia. Chlamydia trachomatis is a sexually transmitted bacterium infecting over 130 million subjects annually. Asymptomatic disease can spread to the reproductive tract eventually inducing infertility, miscarriage, or ectopic pregnancy, which is a life-threatening condition. Ocular infections can lead to inclusion conjunctivitis or trachoma, which is the primary source of visual impairment or infectious blindness.

Additionally, the Company has entered into a Research Agreement under which the Company has engaged the University of Wuerzburg on a fee-for-service basis to conduct supplementary research activities and pre-clinical development studies on the potential vaccines, the results of which are covered within the scope of the license agreements. Additionally, Prof. Dr. Thomas Rudel of the University of Wuerzburg was engaged by the Company in September 2021 as a scientific consultant to support development of the salmonella-based vaccine platform for the coronavirus and Chlamydia vaccines.

Next Steps – Coronavirus Vaccine

●	Evaluate administration route, dose and immunization scheme.
●	In-vivo immunology experiments with antigen variant candidates in relevant mice models.
●	Conduct virus challenge experiments in immunized transgenic animals.
●	Start manufacturing process assessment / development.
●	Conduct pre-clinical safety and toxicology assessment.

Next Steps – Chlamydia Vaccine

●	Design and prepare candidate vaccine strains.
●	Evaluate administration route, dose and immunization scheme.
●	In-vivo immunology experiments with candidate strains in relevant mouse models.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectations with respect to the DETECT-trial (including regarding the enrollment of subjects in the DETECT-trial, the application of the Macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of NMOSD as well as Parkinson’s disease, and developing a manufacturing process for a selected candidates; Aeterna’s expectations regarding conducting assessments in relevant Parkinson’s disease models; The University of Queensland undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of ALS and Aeterna formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study of AEZS-150; Aeterna’s plans to perform challenge experiments, select a development candidate, start clinical development and establish a manufacturing process for the orally active COVID-19 (SARS-CoV-2) and Chlamydia live-attenuated bacterial vaccine.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of the DETECT-trial may be delayed or we may not obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial and the result of the DETECT-trial may not support receipt of regulatory approval in CGHD; the coronavirus vaccine platform technology (and any vaccine candidates using that technology) licensed from the University of Wuerzburg has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease; the timeline to develop a vaccine may be longer than expected; such technology or vaccines may not be capable of being used orally, may not have the same characteristics as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com